MOLECULAR TEMPLATES, INC.

9301 Amberglen Blvd. Suite 100

Austin, Texas 78729

October 18, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Irene Paik

Re:	Molecular Templates, Inc.

Registration Statement on Form S-3

Filed on September 15, 2017, as amended on October 18, 2017

File No. 333-220477

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Molecular Templates, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3, as amended (File No. 333-220477) (the “Registration Statement”), so that it may become effective at 4:00 p.m. (Washington, D.C. time) on Thursday, October 19, 2017, or as soon thereafter as practicable.

Any questions should be addressed to Matthew Gardella, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., telephone (617) 348-1735.

Thank you for your attention to this matter.

Very truly yours, Molecular Templates, Inc.

By:	/s/ Eric E. Poma, Ph.D.
Name: Eric E. Poma, Ph.D. Title: Chief Executive Officer and Chief Scientific Officer

cc:	Molecular Templates, Inc.

Jason S. Kim

Barbara Ruskin

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William C. Hicks